[redacted] HOLDING

07026719

RECEIVED

2007 SEP 18 A 10:-3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SUPPL

Rule 12g3-2(b) File No.
82-34748

Date 14 September 2007

PROCESSED
SEP 2 4 2007
THOMSON
FINANCIAL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

9/19

(1) 14 September 2007	14.09.2007 – Dr Robert Grassinger Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)
(1) 14 September 2007	14.09.2007 – Frank Lamby Notifications concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Directors' Dealings

14.09.2007 - Frank Lamby

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	14. September 2007
Name of the person subject to the disclosure requirement:	Frank Lamby
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	14.09.2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	37,50
Number of items:	2000
Total amount traded:	75000
In case of derivatives:	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer:	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

14.09.2007 - Frank Lamby

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	14. September 2007
Name of the person subject to the disclosure requirement:	Frank Lamby
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	14.09.2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	36.50
Number of items:	1000
Total amount traded:	36500
In case of derivatives:	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer:	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Directors' Dealings

13.09.2007 - Frank Lamby

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	13. September 2007
Name of the person subject to the disclosure requirement:	Frank Lamby
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	13.09.2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	37,80
Number of items:	208
Total amount traded:	7862,40
In case of derivatives:	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer:	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

13.09.2007 - Frank Lamby

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	13. September 2007
Name of the person subject to the disclosure requirement:	Frank Lamby
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	13.09.2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	37.79
Number of items:	792
Total amount traded:	29929.68
In case of derivatives:	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer:	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

13.09.2007 - Dr. Robert Grassinger

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	13. September 2007
Name of the person subject to the disclosure requirement:	Dr. Robert Grassinger
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	13.09.2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	37,89
Number of items:	1744
Total amount traded:	66080.16
In case of derivatives:	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer:	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Directors' Dealings

13.09.2007 - Dr. Robert Grassinger

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	13. September 2007
Name of the person subject to the disclosure requirement:	Dr. Robert Grassinger
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	13.09.2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	37,91
Number of items:	156
Total amount traded:	5913.96
In case of derivatives:	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer:	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

Directors' Dealings

13.09.2007 - Dr. Robert Grassinger

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

Publication date:	13. September 2007
Name of the person subject to the disclosure requirement:	Dr. Robert Grassinger
Person performing managerial responsilities or closely related person:	Person performing managerial responsibilities
Position or function of that person:	Member of the Management Board
Description of financial instrument:	Ordinary shares of Hypo Real Estate Holding AG
ISIN / WKN of financial instrument:	DE 000 802 7707 / 802 770
Type of transaction:	Buy
Date of transaction:	13.09.2007
Place of transaction:	Frankfurt Xetra
Currency:	EUR
Price:	37,90
Number of items:	100
Total amount traded:	3790
In case of derivatives:	
Description of underlying financial instrument, ISIN / WKN:	
Strike price:	
Price multiplier:	
Expiration date:	
Explanation for publication:	
Issuer:	Hypo Real Estate Holding AG Unsöldstrasse 2 80538 München Deutschland ISIN: DE0008027707 (DAX); DE0008027731 Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart

Hypo Real Estate
HOLDING

END